This announcement is neither an offer to purchase nor a solicitation of an offer to sell Warrants (as defined below) of Hammerhead Energy Inc. The Offer (as defined below) is made solely by the Offer to Purchase, dated April 27, 2023, the accompanying Issuer Bid Circular and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to holders of Warrants in any jurisdiction in which the making or acceptance of offers to sell Warrants would not be in compliance with the laws of that jurisdiction. If Hammerhead Energy Inc. becomes aware of any jurisdiction where the making of the Offer or the acceptance of Warrants pursuant to the Offer is not in compliance with applicable law, Hammerhead Energy Inc. will make a good faith effort to comply with the applicable law. If, after such good faith effort, Hammerhead Energy Inc. cannot comply with the applicable law, the Offer will not be made to holders of Warrants residing in such jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of Hammerhead Energy Inc. by one or more brokers or dealers registered under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

Hammerhead Energy Inc.

Up to 20 million of its Warrants

at a

Cash Purchase Price of US$1.00 per Warrant

Hammerhead Energy Inc. ("Hammerhead", the "Corporation", "we" or "us") invites its holders (the "Warrantholders") of warrants to purchase Class A common shares (the "Warrants") to tender, for purchase and cancellation by the Corporation, Warrants at a purchase price of US$1.00 per Warrant (the "Purchase Price") upon the terms and subject to the conditions described in the Offer to Purchase, dated April 27, 2023 (the "Offer to Purchase"), the accompanying Issuer Bid Circular (the "Circular") and the related Letter of Transmittal (the "Letter of Transmittal", which together with the Offer to Purchase and Circular, as they may be amended or supplemented from time to time, constitute the "Offer").

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. (EASTERN TIME) ON JUNE 2, 2023, UNLESS THE OFFER IS WITHDRAWN, EXTENDED OR VARIED BY HAMMERHEAD (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE "EXPIRATION DATE").

The Offer is not conditional upon the receipt of financing or any minimum number of Warrants being tendered. The Offer is, however, subject to other conditions and Hammerhead reserves the right, subject to applicable laws, to withdraw the Offer and not take up and pay for any Warrants tendered under the Offer if certain events occur, as set forth in the Offer to Purchase.

All tendered Warrants not purchased, Warrants not purchased due to pro-ration and Warrants not accepted for purchase, will be returned to the tendering Warrantholder promptly after the Expiration Date or termination of the Offer without expense to the tendering Warrantholder. The Corporation expressly reserves the right, in its sole discretion (i) to terminate the Offer and not take up and pay for any Warrants not theretofore taken up and paid for upon the occurrence of any of the events specified in the Offer to Purchase, and (ii) at any time or from time to time prior to the Expiration Date, to amend the Offer in any respect, including increasing or decreasing the number of Warrants the Corporation may purchase or the price it may pay pursuant to the Offer, subject to compliance with applicable securities legislation.

As of April 26, 2023, there were 28,549,991 Warrants issued and outstanding and, accordingly, the Offer is for a maximum of approximately 70.1% of the total number of issued and outstanding Warrants.

The Warrants are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and The Nasdaq Stock Market ("Nasdaq") under the symbols "HHRSW" and "HHRS.WT", respectively. On April 26, 2023, the closing price of the Warrants on Nasdaq was US$1.01 per Warrant and on the TSX was Cdn$1.40 per Warrant. Warrantholders are urged to obtain current market quotations for the Warrants.

Subject to applicable law, the Corporation expressly reserves the right, in its sole discretion, and regardless of whether or not any of the events specified in the Offer to Purchase shall have occurred, at any time or from time to time prior to the Expiration Date, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written notice, or oral notice to be confirmed in writing, of extension or variation to the Depositary and by causing the Depositary to provide to all Warrantholders, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth under "Offer to Purchase - Notice". Promptly after giving notice of an extension or variation to the Depositary, the Corporation will make a public announcement of the extension or variation (such announcement, in the case of an extension, to be issued no later than 9:00 a.m. (Eastern time), on the next business day after the last previously scheduled or announced Expiration Date) and, as applicable, provide or cause to be provided notice of such extension or variation to the TSX, Nasdaq and the applicable securities regulatory authorities, including the U.S. Securities and Exchange Commission (the "SEC"). Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated, by facsimile or electronic mail, to the Depositary at its principal office in Toronto, Ontario.

The Offer will expire at 5:00 p.m. (Eastern time) on June 2, 2023, unless withdrawn, extended or varied by Hammerhead. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for participation in the Offer. A Warrantholder who wishes to tender Warrants under the Offer and whose Warrants are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to tender such Warrants under the Offer. Participants of CDS Clearing and Depositary Services Inc. ("CDS") and the Depositary Trust Company ("DTC") should contact Computershare Investor Services Inc. (the "Depositary") with respect to the tender of their Warrants under the terms of the Offer.

Warrantholders wishing to tender Warrants must follow the procedures set forth in the Offer to Purchase, the Circular and in the related Letter of Transmittal. Generally, for Warrants to be properly tendered pursuant to the Offer, the Warrantholder must (i) deliver by the Expiration Date the certificates for all tendered Warrants in proper form for transfer and/or Warrants held through the Direct Registration System ("DRS"), together with a properly completed and duly executed Letter of Transmittal (with signatures that are guaranteed if so required in accordance with the Letter of Transmittal), and any other documents required by the Letter of Transmittal, to the Depositary, at one of the addresses listed in the Letter of Transmittal, (ii) follow the guaranteed delivery procedure described in the Offer to Purchase, or (iii) transfer all tendered Warrants pursuant to the procedures for book-entry transfer described in the Offer to Purchase (and a confirmation of such tender must be received by the Depositary, including either a Book-Entry Confirmation or an Agent's Message (each as defined below) if the tendering Warrantholder has not delivered a Letter of Transmittal), prior to 5:00 p.m. (Eastern time) on the Expiration Date. Any Warrantholder whose Warrants are held through a broker, dealer, commercial bank, trust company or other nominee must request that their broker, dealer, commercial bank, trust company or other nominee effect the transaction for them. Any Warrantholder who wishes to tender Warrants held through DRS is only required to complete the Letter of Transmittal and have it delivered to the Depositary, and does not need to obtain and deliver Warrant certificates for these holdings. Any such Warrantholder may also contact the Depositary for assistance.

If the aggregate Purchase Price for the Warrants properly tendered and not withdrawn pursuant to the Offer (the "Tendered Warrants") by Warrantholders (the "Tendering Warrantholders") exceeds US$20 million, then the Tendered Warrants will be purchased on a pro rata basis according to the number of Warrants tendered (or deemed to be tendered) by the Tendering Warrantholders (with adjustments to avoid the purchase of fractional Warrants), except that "Odd Lot" tenders will not be subject to pro-ration. "Odd Lots" means all Tendered Warrants tendered by or on behalf of the Tendering Warrantholders who individually beneficially own, as of the close of business on the Expiration Date, an aggregate of fewer than 100 Warrants ("Odd Lot Holders"). As set forth above, Odd Lots will be accepted for purchase before any pro-ration. In order to qualify for this preference, an Odd Lot Holder must properly tender all Warrants beneficially owned by such Odd Lot Holder. Partial tenders will not qualify for this preference. Furthermore, this preference is not available to a Warrantholder who holds separate certificates for fewer than 100 Warrants or holds fewer than 100 Warrants in different accounts if such Warrantholder beneficially owns in the aggregate 100 or more Warrants. Any Odd Lot Holder wishing to tender all Warrants beneficially owned, without pro-ration, must complete the appropriate box on the Letter of Transmittal and, if applicable, on the related Notice of Guaranteed Delivery.

For the purposes of the Offer, the Corporation will be deemed to have taken up and accepted for payment Tendered Warrants having an aggregate Purchase Price not exceeding US$20 million if, as and when the Corporation gives oral notice (to be confirmed in writing) or written notice or other communication confirmed in writing to the Depositary to that effect. In the event of pro-ration of Warrants tendered pursuant to the Offer, the Corporation will determine the pro-ration factor and pay for those tendered Warrants accepted for payment promptly after the Expiration Date. However, the Corporation does not expect to be able to announce the final results of any such pro-ration until approximately three business days after the Expiration Date.

Upon the terms and provisions of the Offer (including pro-ration) and subject to and in accordance with applicable Canadian and United States securities laws, the Corporation will take up and pay for Warrants properly tendered and not withdrawn under the Offer in accordance with the terms thereof promptly after the Expiration Date, provided that the conditions of the Offer (as the same may be amended) have been satisfied or waived. The Corporation will acquire Warrants to be purchased pursuant to the Offer and title thereto under the Offer to Purchase upon having taken up such Warrants even if payment therefore shall have not been effected. The Corporation will pay for such Warrants within three business days after taking up the Warrants.

Except as otherwise provided in the Offer to Purchase, tenders of Warrants pursuant to the Offer will be irrevocable. Warrants tendered pursuant to the Offer may be withdrawn by the Warrantholder in any of the following circumstances:

(a) at any time prior to the Expiration Date;

(b) at any time if the Warrants have not been taken up by the Corporation before actual receipt by the Depositary of a notice of withdrawal in respect of such Warrants;

(c) at any time after 40 business days from the commencement of the Offer if the Corporation has not yet accepted the Warrants for payment;

(d) if the Warrants have not been paid for by the Corporation within three business days of being taken up; and/or

(e) as required by Section 2.30(2) of National Instrument 62-104 - Take-Over Bids and Issuer Bids and without limiting the withdrawal rights set out in clauses (a) through (d), at any time before the expiration of 10 days from the date that a notice of change or notice of variation has been given in accordance with the Offer to Purchase (other than a variation that (i) consists solely of an increase in the consideration offered for the Warrants under the Offer where the time for deposit is not extended for greater than 10 days, or (ii) consists solely of the waiver of a condition of the Offer), unless the Warrants tendered pursuant to the Offer have been taken up by the Corporation before the date of the notice of change or variation. In addition, pursuant to Rule 13e-4(f) under the Exchange Act, Warrants may also be withdrawn after June 23, 2023, which is 40 business days from the date of the commencement of the Offer, unless such Warrants have already been accepted for payment by the Corporation pursuant to the Offer and not validly withdrawn.

For a withdrawal to be effective, a written or printed copy of a notice of withdrawal must be actually received by the Depositary by the applicable date specified above at the place of tender of the relevant Warrants. Any such notice of withdrawal must (i) be signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Warrants being withdrawn or, in the case of Warrants tendered by a CDS or DTC participant, be signed by such participant in the same manner as the participant's name is listed on the applicable Book-Entry Confirmation or Agent's Message (each as defined below), or be accompanied by evidence sufficient to the Depositary that the person withdrawing the tender has succeeded to the beneficial ownership of the Warrants, and (ii) specify the name of the person who tendered the Warrants to be withdrawn, the name of the registered holder, if different from that of the person who tendered such Warrants, and the number of Warrants to be withdrawn. If the certificates for the Warrants tendered pursuant to the Offer have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering Warrantholder must submit the serial numbers shown on the particular certificates evidencing the Warrants to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined below), except in the case of Warrants tendered for the account of a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (each such entity, an "Eligible Institution"). A withdrawal of Warrants tendered pursuant to the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal shall take effect only upon actual receipt by the Depositary of a properly completed and executed notice of withdrawal in writing. The term "Agent's Message" means a message, transmitted by DTC to and received by the Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the Letter of Transmittal and that the Corporation may enforce such Letter of Transmittal against such participant. The term "Book-Entry Confirmation" means a confirmation of a book-entry transfer of a Warrantholder's Warrants into the Depositary's account at CDS.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Corporation, in its sole discretion, which determination shall be final and binding, except as otherwise finally determined by a court of competent jurisdiction or as required by law. None of the Corporation, the Depositary nor any other person will be obligated to give notice of defects or irregularities in notices of withdrawal, nor shall any of them incur any liability for failure to give any such notice.

Our Board of Directors has authorized us to make the Offer; however, no person has been authorized to make any recommendation on behalf of the Corporation or the Board of Directors as to whether Warrantholders should tender or refrain from tendering Warrants pursuant to the Offer. Our delivery of the Offer to Purchase shall not under any circumstances create any implication that the information contained in the Offer to Purchase, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery is correct as of any time other than the date of the Offer to Purchase or that there have been no changes in the information included or incorporated by reference herein or the affairs of Hammerhead or any of its subsidiaries or affiliates since the date hereof. No person has been authorized to give any information or to make any representation in connection with the Offer other than as set forth in the Offer. If given or made, any such recommendation or any such information or representation must not be relied upon as having been authorized by the Corporation, the Board of Directors, Valuation Research Corporation or the Depositary. We also urge Warrantholders to consult their own financial, legal, investment and tax advisors.

A U.S. Holder's (as defined in the Offer to Purchase) exchange of Warrants for cash pursuant to the Offer generally will be a taxable transaction for United States federal income tax purposes. As discussed in the Offer to Purchase, the United States federal income tax consequences to a U.S. Holder may vary depending upon the U.S. Holder's particular facts and circumstances. In particular, whether the exchange is properly treated as a sale or exchange or a distribution will depend on the facts applicable to a U.S. Holder's particular situation. Accordingly, U.S. Holders should consult their own tax advisors as to the United States federal income tax consequences to them of participating in the Offer.

Warrantholders must make their own decisions as to whether to tender Warrants under the Offer, and, if so, how many Warrants to tender and the price or prices at which to tender. Hammerhead's directors and executive officers do not intend to tender Warrants pursuant to the Offer. Warrantholders should carefully consider all relevant factors with their own financial advisors, including the income tax consequences of tendering Warrants under the Offer. For some Warrantholders, the income tax treatment of tendering Warrants to the Offer may be materially different from the income tax treatment of selling Warrants in the market.

Hammerhead believes that the Offer represents an opportunity for Warrantholders to realize immediate liquidity and certainty of value, without the need to exercise Warrants and incur brokerage commissions and other expenses in order to dispose of the Class A common shares issued upon the exercise of such Warrants. The Offer would also simplify the Corporation's capital structure and reduce the potential dilution to shareholders that may result from any future exercise of the Warrants, while promoting shareholder confidence and maximizing value for existing holders of the Corporation's Class A common shares.

The Offer is not expected to preclude Hammerhead from pursuing its foreseeable business opportunities. After giving effect to the Offer, Hammerhead expects to have sufficient financial resources and working capital to conduct its ongoing business and operations. Warrants acquired by the Corporation pursuant to the Offer will be cancelled.

Subject to certain exceptions, Canadian securities laws prohibit the Corporation and its affiliates from acquiring any Warrants, other than pursuant to the Offer, until at least 20 business days after the Expiration Date. Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prohibits the Corporation and its affiliates from purchasing any Warrants, other than pursuant to the Offer, until at least 10 business days after the expiration of the Offer, except pursuant to certain limited exceptions provided in Rule 14e-5 under the Exchange Act.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and Circular and is incorporated herein by reference. Pursuant to Rule 13e 4(c)(2) under the Exchange Act, Hammerhead has also filed with the SEC a Schedule TO which contains additional information with respect to the Offer.

Copies of the Offer to Purchase, the Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery are being mailed to registered holders of the Warrants, at their respective addresses as shown on the registers maintained in respect of the Warrants. Warrantholders may request copies of the Offer to Purchase, the Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery from the Depositary, which will promptly furnish to Warrantholders additional copies of these materials at the Corporation's expense. These materials contain important information about the Offer and should be read before any decision is made with respect to the Offer.

Any questions or requests for information regarding the Offer should be directed to the Depositary at the addresses, telephone numbers and email address set forth on the last page of the Offer to Purchase and Circular. Warrantholders also may contact their broker, commercial bank, trust company or other nominee for assistance concerning the Offer.

Offices of the Depositary:

Computershare Investor Services Inc.

Regular Mail:

Computershare Investor Services Inc.

P.O. Box 7021

31 Adelaide Street East

Toronto, ON M5C 3H2

Attention: Corporate Actions

Registered Mail, Hand or Courier:

8th Floor, 100 University Ave

Toronto, ON M5J 2Y1

Attention: Corporate Actions

For inquiries only:

Toll Free (within North America): 1 (800) 564-6253

Telephone (outside North America): 1 (514) 982-7555

Email: corporateactions@computershare.com

April 28, 2023